City e-Solutions Limited

ces.

2803 Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong
Tel: 2922-8228 Fax: 2501-0729

09046142

14 April 2009

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549
U. S. A

Your Reference: File No. 82-3667

SEC
Mail Processing
Section

SUPPL

APR 29 2009

Washington, DC
122

Dear Sir,

We are pleased to enclose copy of announcement, dated 6 April 2009, for your information:

City e-Solutions Limited
- Major Transaction
Disposal of 50% Equity Interest in MindChamps Holdings Pte. Limited

If you have any queries, please contact Mr. Lawrence Yip of our office at (852) 29228228.

Yours faithfully,

Lawrence Yip
Executive Director

Enc.

Your Ref: File No. 82-3667

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect about this circular or as to the action to be taken, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **City e-Solutions Limited**, you should at once hand this circular to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

ces.

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 557)

Major Transaction

Disposal of 50% Equity Interest in MindChamps Holdings Pte. Limited

A letter from the board of directors of City e-Solutions Limited is set out on pages 3 to 9 of this circular

6 April 2009

CONTENTS

Page

Definitions 1

Letter from the Board 3

Appendix I — Financial Information of the Group 10

Appendix II — General Information 11

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"associate"	has the meaning ascribed to such term in the Listing Rules
"Board"	the board of Directors
"CDL"	City Developments Limited, a company incorporated in Singapore and whose shares are listed on the Singapore Exchange Securities Trading Limited. CDL, through its wholly owned subsidiaries, is currently holding about 52.52% of the issued Shares of the Company
"Company"	City e-Solutions Limited, a company incorporated in the Cayman Islands, whose shares are listed on the Stock Exchange
"Completion"	completion of the sale and purchase of the Sale Shares under the MindChamps Disposal Agreement
"Completion Date"	23 March 2009, the date of Completion
"connected person"	has the meaning ascribed to such term in the Listing Rules
"Consideration"	the amount of S$3.5 million (about HK$17.75 million)
"Deferred Consideration"	the sum of S$2.75 million (about HK$13.95 million) of the Consideration, to be settled by cash instalments within 2 years from the date of the MindChamps Disposal Agreement
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Independent Third Party"	a party who, together with its ultimate beneficial owner(s), is (to the best of the knowledge, information and belief of the Directors after having made all reasonable enquiry) not a connected person of the Company and is also independent of the Company and its connected persons
"Initial Consideration"	the sum of S$0.75 million (about HK$3.80 million) of the Consideration, which was settled in cash on the Completion Date
"Latest Practicable Date"	2 April 2009, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained herein

"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"MindChamps Disposal Agreement"	the share disposal agreement dated 13 March 2009 between the Seller, the Purchaser and the Principals relating to the sale of the Sale Shares
"MindChamps JVC"	MindChamps Holdings Pte. Limited, a limited liability company incorporated in Singapore on 22 May 2007, the entire issued share capital of which was owned as to 50% by the Seller and 50% by the Purchaser before Completion
"MindChamps JVC Group"	MindChamps JVC and its subsidiaries and associates
"Principals"	David Chiem Phu An and Catherine Du, the principals of the Purchaser
"Purchaser"	Champion Minds Pte. Limited, a company incorporated in Singapore, which held 50% of the entire issued share capital of MindChamps JVC before Completion
"Relevant CDL Subsidiaries"	wholly owned subsidiaries of CDL which own in aggregate a 52.52% shareholding interest in the issued share capital of the Company
"S$"	Singapore dollars, the lawful currency of Singapore
"Sale Shares"	7.5 million ordinary shares, representing 50% of the entire issued share capital of MindChamps JVC as held by the Seller before Completion
"Seller"	CES Education Holdings Pte. Ltd., which is a company incorporated in Singapore and is a wholly owned subsidiary of the Company
"SFO"	the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong)
"Share"	ordinary share of HK$1.00 each in the share capital of the Company
"Shareholder(s)"	holder(s) of the issued Shares
"Singapore"	the Republic of Singapore
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

For the purpose of this circular, the translation of S$ into HK$ is based on the approximate exchange rate of S$1.00 = HK$5.07225.

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 557)

Directors:
Mr. Kwek Leng Beng *(Chairman and Managing Director)*
Mr. Vincent Yeo Wee Eng
Mr. Kwek Leng Joo
Mr. Kwek Leng Peck
Mr. Gan Khai Choon
Mr. Wong Hong Ren*
Mr. Chan Bernard Charnwut*
Mr. Lawrence Yip Wai Lam

Independent Directors:
Dr. Lo Ka Shui*
Mr. Lee Jackson (also known as Li Chik Sin)*
Mr. Teoh Teik Kee*

* *Non-Executive Directors*

Principal Office:
Room 2803, 28th Floor
Great Eagle Centre
No. 23 Harbour Road
Wanchai
Hong Kong

Registered Office:
c/o Maples and Calder
Ugland House
South Church Street
P.O. Box 309GT
Grand Cayman
Cayman Islands
British West Indies

6 April 2009

To the Shareholders

Dear Sir or Madam,

Major Transaction
Disposal of 50% Equity Interest in MindChamps Holdings Pte. Limited

The Company announced in its announcement dated 16 March 2009 that, on 13 March 2009, a wholly owned subsidiary of the Company entered into the MindChamps Disposal Agreement to dispose of its 50% shareholding interest in MindChamps JVC to the other 50% shareholder at the total cash consideration of S$3.5 million (about HK$17.75 million).

The main purpose of this circular is to provide you with further particulars of the MindChamps Disposal Agreement and other information required under the Listing Rules.

A. THE MINDCHAMPS DISPOSAL AGREEMENT

The material terms of the MindChamps Disposal Agreement are summarized below:

1. *Date*

13 March 2009

2. *Parties*

Seller: CES Education Holdings Pte. Ltd., which is a limited liability company incorporated in Singapore and is wholly owned by the Company;

Purchaser: Champion Minds Pte. Limited, which is a limited liability company incorporated in Singapore; and

Principals: Mr. David Chiem Phu An and Ms. Catherine Du, the principals of the Purchaser. The Principals together with the Purchaser provided warranties and covenants in favour of the Seller.

The principal business of the Purchaser before Completion is holding 50% shareholding interest in MindChamps JVC, and the Principals are collectively the majority beneficial shareholders of the Purchaser. To the best of the knowledge of the Directors after making all reasonable enquiry, the Purchaser and its ultimate beneficial owners (including the Principals) are Independent Third Parties.

3. *Asset disposed of and Consideration*

The Seller sold its 50% shareholding interest in MindChamps JVC at the total consideration of S$3.5 million (about HK$17.75 million). The Consideration is to be settled by cash in the following manner:

(a) S$0.75 million (about HK$3.80 million) upon the Completion Date;

(b) S$0.25 million (about HK$1.27 million) by 5 equal monthly instalments of S$0.05 million (about HK$0.25 million) each payable on or before the last business day of each month, with the first instalment to be paid in the month immediately following the Completion Date; and

(c) the remaining S$2.5 million (about HK$12.68 million) upon the second anniversary of the date of the MindChamps Disposal Agreement.

As security for the due and punctual settlement of the Deferred Consideration, the Purchaser has charged its equity interests being 100% in MindChamps JVC in favour of the Seller on Completion. The MindChamps Disposal Agreement provided for various events (including disposal of any interest in MindChamps JVC at any time before the expiry of the

second anniversary of the Completion Date, commencement of winding-up or insolvency proceedings in respect of MindChamps JVC Group or the Purchaser itself, entering into any agreement with the creditors of MindChamps JVC Group or the Purchaser with a view to reducing, or suspending payment of, their indebtedness and breach of warranties, representations and undertakings in the MindChamps Disposal Agreement), the occurrence of any of which shall constitute default on the part of the Purchaser before full settlement of the Deferred Consideration. If any of such events of default occurs, the Seller is entitled to declare that the outstanding Deferred Consideration be immediately due and payable and if such amount is not settled within 3 business days, the Seller may enforce the share charge given by the Purchaser.

The Consideration was determined after arm's length negotiations between the parties. It was agreed to by the Company primarily with reference to the audited net asset value of MindChamps JVC Group as at 31 December 2008 and after taking into consideration certain adjustment factors, including (a) the illiquidity of the Group's investment in MindChamps JVC as the shareholding comprises of private non-quoted shares and (b) exiting discount for non-majority (i.e. 50%) control conferred by the Sale Shares.

4. *Completion*

Completion is conditional upon the approval of the Shareholders to the transactions contemplated under the MindChamps Disposal Agreement being obtained in accordance with the Listing Rules. This condition has been satisfied by way of the written approval issued by the Relevant CDL Subsidiaries holding about 52.52% of the entire issued share capital of the Company. Completion took place on 23 March 2009.

The Sale Shares represent all the indirect shareholding interest of the Company in MindChamps JVC, and the Group no longer had any such equity interests upon Completion.

5. *Information on MindChamps JVC and its principal business*

MindChamps JVC Group is principally engaged in offering "How-to-Learn" programmes, comprising of specialized accelerated learning and memorization technique programmes taught to children and young people ranging from pre-school to tertiary level.

Based on the audited financial statements of MindChamps JVC Group as at 31 December 2008, the net asset value of MindChamps JVC Group was approximately S$8 million (about HK$40.58 million). The table below summarizes the audited operating results of MindChamps JVC Group for the following accounting periods:

	Year ended 31/12/2008 S$'000	Period from 22/5/2007 (date of incorporation) to 31/12/2007 S$'000
Turnover	17,056	8,752
Profit/(Loss) before taxation	(7,919)	718
Profit/(Loss) after taxation and extraordinary items	(8,022)	1,085

The loss after taxation and extraordinary items of MindChamps JVC Group for the financial year ended 31 December 2008 was primarily due to operating losses of approximately S$1.8 million (about HK$9.13 million) and one-time non-cash impairment to the valuation of intellectual property of approximately S$6.1 million (about HK$30.94 million).

In view of the losses of MindChamps JVC Group in 2008 and the uncertain macro-economic environment, the Directors adopted a valuation of the intellectual property of MindChamps JVC based on conservative assumptions, resulting in the Group recording a nil net carrying value of its interest in MindChamps JVC as at 31 December 2008. As a result of this lower valuation of the intellectual property of MindChamps JVC, the Group recorded a total impairment loss of HK$37.3 million for the financial year ended 31 December 2008, as disclosed in the Company's recent announcement of results for the financial year ended 31 December 2008 on 23 February 2009.

B. REASONS FOR, AND BENEFITS OF, THE MINDCHAMPS DISPOSAL AGREEMENT

The Group's principal business includes investment holding and provision of hospitality related services.

The Sale Shares were acquired by the Group in 2007 for S$7.5 million (about HK$38.5 million at that time). Although the Consideration represents only approximately half of the original acquisition price, the growth assumptions at the time of the original investment have now changed as the business of MindChamps JVC is being affected by the reduction in consumer discretionary spending caused by the current recession. The Directors are of the opinion that the sale of the Group's 50% shareholding interest in MindChamps JVC at the Consideration is in the interests of the Company and the Shareholders as a whole in view of the losses of MindChamps JVC Group in 2008 and the uncertain macro-economic environment ahead. The Directors are of the view that the disposal would enable the Group and its management to focus on hospitality services and other more attractive investments. Due to the challenging economic climate, the Directors believe that it is prudent for the

Group to participate in investments where it can exercise greater management control in order to be able to respond more quickly to changes in the operating environment. The Directors also anticipate that the severe economic downturn should give rise to investment opportunities at attractive valuations. The divestment of its shareholding interest in MindChamps JVC would enable the Group to focus its attention and resources on uncovering investment opportunities (if any) that may offer higher returns.

The Directors believe that the terms of the MindChamps Disposal Agreement are on normal commercial terms and fair and reasonable, and are also in the interests of the Company and the Shareholders as a whole.

C. LISTING RULES IMPLICATIONS

The MindChamps Disposal Agreement constitutes a major transaction for the Company under Rule 14.06(3) of the Listing Rules as the revenue ratio in respect of it exceeds 25% but is less than 75%.

CDL, through its wholly owned subsidiaries, is currently holding about 52.52% of the entire issued share capital of the Company. As none of CDL and its subsidiaries and associates has any material interests in the MindChamps Disposal Agreement (save in the same manner as any other Shareholders generally), the Relevant CDL Subsidiaries are permitted to vote at a general meeting of the Company that may be convened for the purposes of considering and approving the MindChamps Disposal Agreement under the Listing Rules. The Purchaser has confirmed that it and its associates do not have any interests in the Shares and to the best of the knowledge, information and belief of the Directors after having made all reasonable enquiry, no Shareholders or any of their respective associates have any material interest in the MindChamps Disposal Agreement. As such, no Shareholder is required to abstain from voting under the Listing Rules if the Company were to convene a general meeting for the approval of the MindChamps Disposal Agreement. As the Relevant CDL Subsidiaries holding such 52.52% issued Shares are a closely allied group of Shareholders under Rule 14.45 of the Listing Rules, they have issued a written confirmation approving the MindChamps Disposal Agreement. As this written shareholders' approval is accepted under Rule 14.44 of the Listing Rules in lieu of holding an extraordinary general meeting of the Company, no extraordinary general meeting will be convened by the Company to approve the MindChamps Disposal Agreement.

D. FINANCIAL EFFECTS

Upon Completion, the financial results of MindChamps JVC Group will no longer be consolidated in the Group's financial statements. The Group's assets and liabilities will both decrease as a result of not consolidating the financial statements of MindChamps JVC Group.

At Completion Date, the net gain accrued to the Group from the disposal of the Sale Shares was about S$0.8 million (about HK$4.06 million), subject to finalisation of the financial statements of MindChamps JVC Group for the period from 1 January 2009 to the Completion Date. The gain represents the difference between (i) the Initial Consideration received at Completion Date less expenses estimated to be S$0.2 million (about HK$1.01 million) related to the MindChamps Disposal Agreement and (ii) the nil net carrying value of the Group's 50% interest in MindChamps JVC in its

audited financial statements as at 31 December 2008, as adjusted for the Group's share of the operating loss (of about S$0.25 million (about HK$1.27 million)) of MindChamps JVC Group for the period from 1 January 2009 to the Completion Date. The Group would record additional gains as and when parts of the Deferred Consideration are received by the Seller. Accordingly, if the full amount of Deferred Consideration is received by the Group, the expected total gain from the disposal of the Sale Shares would be S$3.55 million (about HK$ 18.01 million). The net proceeds received by the Group are intended to be used as working capital.

E. FINANCIAL AND TRADING PROSPECTS OF THE GROUP

Upon Completion, the Group will no longer be engaged in the education business. Recognising that business conditions will remain extremely challenging in 2009, the Board has adopted a very cautious business strategy and decided to focus on its core competencies in hospitality related businesses and real estate investments.

With the U.S. economy continuing to weaken, business fundamentals in the hospitality industry are expected to remain poor in 2009. Management will adopt a cost-conscious approach towards managing its current businesses in the U.S.

The Group's 40% associate company, Tune Hospitality Investments FZCO ("Tune Hospitality"), established to develop and own a portfolio of "no frills" Tune branded hotels, has acquired a total of eight sites; five in Malaysia and three in Indonesia. Construction work has started on the two Bali sites in Indonesia with completion expected by the end of 2009. The management of Tune Hospitality believes that the room demand in Bali remains healthy and it is feasible to proceed with both projects. However, due to potential adverse impact on consumer demand caused by the current economic recession, Tune Hospitality has deemed it prudent to delay the development of the remaining sites. It has taken steps to minimise the holding costs while closely monitoring the economic impact on consumer demand. As a further step of prudence, the management of Tune Hospitality is exploring various alternatives for these sites including possible divestment to reduce its overall capital investment.

The Group continues to hold some trading securities while its cash reserves are in a basket of currencies. From time to time, there could be continued adjustments attributable to unrealised gains or losses arising from the fair value readjustments of the Group's trading securities and unrealised exchange gains or losses on revaluation of foreign currency cash deposits.

As the global recession continues and the credit environment remains tight, investment opportunities may become available at attractive valuations. The Group still has significant cash reserves to capitalise on any such price dislocation that may arise in the current environment.

F. RECOMMENDATION

The Board considers that the terms of the MindChamps Disposal Agreement are fair and reasonable so far as the Shareholders are concerned, and are in the interests of the Shareholders as a whole.

G. FURTHER INFORMATION

Your attention is drawn to the information set out in the Appendices to this circular.

Yours faithfully,
For and on behalf of the Board
Kwek Leng Beng
Chairman and Managing Director

A. INDEBTEDNESS OF THE GROUP

As at 28 February 2009 (being the latest practicable date for the purpose of the information in this section), the Group did not have any outstanding debt securities, whether issued and outstanding, authorised or otherwise created but unissued, term loans, whether guaranteed, unguaranteed, secured (whether the security is provided by the Group or by third parties) or unsecured, other borrowings or indebtedness in the nature of borrowing including bank overdrafts and liabilities under acceptances (other than normal trade bills) or acceptance credits or hire purchase commitments, whether guaranteed, unguaranteed, secured or unsecured borrowings or debt, mortgages, charges, guarantees or other material contingent liabilities.

B. WORKING CAPITAL

The Directors are of the opinion that, after taking into account the financial resources and banking facilities available to the Group and its internal generated funds, the Group has sufficient working capital to satisfy its present requirements, that is for at least the next twelve months from the date of this circular.

A. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

B. DISCLOSURE OF INTERESTS

(a) As at the Latest Practicable Date, the interests of the Directors and chief executive of the Company in the shares and underlying shares of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code"), were as follows:

The Company

Name of Director	Nature of Interest	Number of Ordinary Shares of HK$1.00 each
Kwek Leng Beng	Personal	3,286,980
Vincent Yeo Wee Eng	Personal	718,000
Kwek Leng Joo	Personal	1,436,000
Kwek Leng Peck	Personal	2,082,200
Gan Khai Choon	Personal	1,041,100
Lawrence Yip Wai Lam	Personal	520,550
Wong Hong Ren	Personal	1,513,112
Chan Bernard Charnwut	Personal	53,850

CDL

Name of Director	Nature of Interest	Number of Ordinary Shares
Kwek Leng Beng	Personal	397,226
Kwek Leng Joo	Personal	65,461
Kwek Leng Peck	Personal	43,758
Gan Khai Choon	Personal	100,000
	Family	25,000
Wong Hong Ren	Family	4,950

Name of Director	Nature of Interest	Number of Preference Shares
Kwek Leng Beng	Personal	144,445
Kwek Leng Joo	Personal	100,000
Gan Khai Choon	Personal	49,925
	Family	25,738

Hong Leong Investment Holdings Pte. Ltd.

Name of Director/Chief Executive	Nature of Interest	Number of Ordinary Shares
Kwek Leng Beng	Personal	2,320
Kwek Leng Joo	Personal	1,290
Kwek Leng Peck	Personal	10,921
Gan Khai Choon	Family	247
Sherman Kwek Eik Tse	Personal	1,174

Millennium & Copthorne Hotels New Zealand Limited

Name of Director	Nature of Interest	Number of Ordinary Shares
Kwek Leng Beng	Personal	3,000,000
Vincent Yeo Wee Eng	Personal	500,000
Wong Hong Ren	Personal	2,000,000

Note: Millennium & Copthorne Hotels New Zealand Limited is an indirect subsidiary of Millennium & Copthorne Hotels plc ("M&C"), a subsidiary of CDL. CDL is the holding company of the Company. The Directors consider Hong Leong Investment Holdings Pte. Ltd. to be the Company's ultimate holding company.

(b) Pursuant to the Millennium & Copthorne Hotels plc 2003 Executive Share Option Scheme (the "2003 Scheme"), approved by shareholders of M&C on 21 May 2002, certain Directors have outstanding options thereunder to subscribe for M&C shares for cash as follows:

Name of Director	Part	Date Granted	Number of M&C Options Outstanding	Exercise Price per M&C Share	Exercise Period
Vincent Yeo Wee Eng	II	24/03/2005	10,581	£3.9842	24/03/2008 to 23/03/2015
Wong Hong Ren	II	10/03/2003	32,248	£1.9350	10/03/2007 to 09/03/2013
	II	10/03/2003	91,783	£1.9350	10/03/2008 to 09/03/2013
	II	16/03/2004	44,999	£2.9167	16/03/2007 to 15/03/2014
	II	24/03/2005	75,297	£3.9842	24/03/2008 to 23/03/2015

Note: The 2003 Scheme has two parts. Part I is designed for the approval by the UK Inland Revenue, of which approval was obtained under Schedule 9 of the Income and Corporation Taxes Act 1988 on 19 July 2002. Part II is an unapproved executive share option scheme designed for UK and non-UK executives.

(c) Pursuant to Millennium & Copthorne Hotels Long Term Incentive Plan (the "LTIP") approved by shareholders of M&C on 4 May 2006, certain Directors were awarded Performance Share Award of ordinary shares of 30p each as follows:

Name of Director	Date Awarded	Number of Performance Shares	Vesting Date
Wong Hong Ren	01/09/2006	67,834	01/09/2009
	27/03/2007	44,736	27/03/2010
	25/06/2008	86,455	25/06/2011
	30/03/2009	174,165	30/03/2012
Lawrence Yip Wai Lam	01/09/2006	9,622	01/09/2009
	27/03/2007	5,698	27/03/2010
	25/06/2008	15,877	25/06/2011
	30/03/2009	42,322	30/03/2012

Note: Under the terms of the LTIP, M&C is permitted to make both Performance Share Awards and Deferred Share Bonus Awards to an employee (including an executive director) of M&C or its subsidiaries.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company held any interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO) or were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein or were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

(d) As at the Latest Practicable Date,

— none of the Directors had any direct or indirect interest in any assets which have been, since 31 December 2008, the date to which the latest published audited accounts of the Group were made up, acquired or disposed of by, or leased to the Company or any of its subsidiaries, or were proposed to be acquired or disposed of by, or leased to, the Company or any of its subsidiaries; and

— none of the Directors was materially interested in any contract or arrangement entered into by the Company or any of its subsidiaries which contract or arrangement was subsisting at the Latest Practicable Date and which was significant in relation to the business of the Group.

(e) Mr. Kwek Leng Beng (Chairman and Managing Director), Mr. Kwek Leng Joo (Executive Director) and Mr. Kwek Leng Peck (Executive Director) are also directors of each of (a) CDL, (b) Hong Leong Holdings Limited and (c) Hong Leong Investment Holdings Pte. Ltd., all of which have an interest in the Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO. Mr. Yip Wai Lam, Lawrence (Executive Director) and Mr. Gan Khai Choon (Executive Director) are also directors of eMpire Investments Limited which has an interest in the Shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO.

C. LITIGATION

No member of the Group was engaged in any litigation, arbitration or claims of material importance and no litigation, arbitration or claims of material importance was known to the Directors to be pending or threatened by or against any member of the Group as at the Latest Practicable Date.

D. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had any existing or proposed service contracts with the Company or any of its subsidiaries other than contracts expiring or determinable by the Group within one year without payment of compensation (other than statutory compensation).

E. COMPETING INTERESTS

None of the Directors or their respective associate(s) was interested in any business which competes or is likely to compete, either directly or indirectly, with the business of the Group.

F. MATERIAL CONTRACTS

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by members of the Group within the two years immediately preceding the date of this circular and are or may be material:

— the shareholders' agreement dated 1 June 2007 between CES Education, MindChamps JVC and MindChamps Pte. Ltd. in respect of investment in, and establishment and operation of MindChamps JVC;

— the shareholders' agreement dated 25 June 2007 between CES Hospitality Holdings Limited, Istithmar Hotels FZE and Tune Hotels.Com Capital Partners Limited and its holding company Tune Hotels.Com Limited in respect of investment in, and establishment and operation of Tune Hospitality; and

— the MindChamps Disposal Agreement.

G. MISCELLANEOUS

— The secretary of the Company is Mr. Kwong Seung Chi Jimmy, who is an associate member of the Hong Kong Institute of Certified Public Accountants, a fellow member of the Association of Chartered Certified Accountants and a member of the Certified General Accountants Association of Canada.

— The Hong Kong branch share registrar and transfer office of the Company is Computershare Hong Kong Investor Services Limited of 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

— The English text of this circular shall prevail over the Chinese text in case of any inconsistency.

H. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the principal place of business of the Company at Room 2803, 28th Floor, Great Eagle Centre, No. 23 Harbour Road, Wanchai, Hong Kong during normal business hours on any business day (except public holidays) for a period of 14 days commencing from the date of this circular:

(a) the memorandum and articles of association of the Company;

(b) the material contracts referred to under the paragraph headed "Material Contracts" in this Appendix;

(c) this circular; and

(d) the annual report of the Company for the two financial years ended 31 December 2007 and 2008.

(b) 本附錄「重大合約」一段內所指重大合約；

(c) 本通函；及

(d) 截至二零零七年及二零零八年十二月三十一日止兩個財政年度本公司年報。

E. 競爭權益

董事或彼等各自之聯繫人概無於與本集團業務構成或可能構成直接或間接競爭之業務擁有任何權益。

F. 重大合約

下列合約(並非於正常業務過程中訂立的合約)由本集團成員公司於緊接本通函寄發日期前兩年內訂立且屬重大或可能屬重大：

- CES Education、MindChamps JVC及MindChamps Pte. Ltd.就投資、成立及經營MindChamps JVC而於二零零七年六月一日訂立之股東協議；

- CES Hospitality Holdings Limited、Istithmar Hotels FZE與Tune Hotels.Com Capital Partners Limited及其控股公司Tune Hotels.Com Limited就投資、成立及經營Tune Hospitality而於二零零七年六月二十五日訂立之股東協議；及

- MindChamps出售協議。

G. 一般事項

- 本公司秘書為鄺尚志先生，彼為香港會計師公會準會員英國特許公認會計師公會資深會員及加拿大註冊會計師協會會員。

- 本公司香港股份過戶登記分處為香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心46樓。

- 本通函之中、英文版如有任何歧異，概以英文本為準。

H. 備查文件

下列文件由本通函日期起計14 日的期間內任何營業日(公眾假期除外)一般辦公時間內，在本公司於香港主要營業地點(香港灣仔港灣道23號鷹君中心28樓2803室)可供查閱：

(a) 本公司公司組織章程大綱及公司細則；

除上文所披露者外，於最後實際可行日期，本公司董事或行政總裁概無於本公司或其任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份或債券中擁有根據證券及期貨條例第XV部第7及第8分部須知會本公司及聯交所之權益或淡倉(包括根據證券及期貨條例之該等條文彼等當作或視為擁有之權益及淡倉)，或根據證券及期貨條例第352條須記入該條所述登記冊之權益或淡倉，或根據標準守則須知會本公司及聯交所之權益或淡倉。

(d) 於最後實際可行日期，

- 各董事概無於本公司或其任何附屬公司自二零零八年十二月三十一日(本集團最近刊發經審核賬目之日期)以來所購入、出售或租賃或擬購入、出售或租賃之任何資產中擁有任何直接或間接權益；及

- 各董事概無於與本公司或其任何附屬公司訂立與本集團業務有重大影響而於最後實際可行日期一直生效之合約或安排中擁有重大權益。

(e) 郭令明先生(主席兼董事總經理)、郭令裕先生(執行董事)及郭令栢先生(執行董事)亦分別為(a)城市發展有限公司、(b)Hong Leong Holdings Limited及(c)Hong Leong Investment Holdings Pte. Ltd.之董事，彼等全部均於股份中擁有根據證券及期貨條例第XV部第2及第3分部條文須向本公司披露之權益。葉偉霖先生(執行董事)及顏溪俊先生(執行董事)亦為eMpire Investments Limited之董事，並於股份中擁有根據證券及期貨條例第XV部第2及第3分部條文須向本公司披露之權益。

C. 訴訟

於最後實際可行日期，本集團任何成員公司概無牽涉任何重大訴訟、仲裁或索償，而據董事所知，本集團任何成員公司並無尚未了結或面臨威脅或針對本集團任何成員公司之重大訴訟、仲裁或索償。

D. 服務合約

於最後實際可行日期，概無董事與本公司或其任何附屬公司訂有或擬訂立任何服務合約，惟於一年內屆滿或本集團可於一年內免付補償(法定補償除外)而終止之服務合約除外。

(b) 根據M&C股東於二零零二年五月二十一日批准之Millennium & Copthorne Hotels plc 2003年行政人員購股權計劃(「2003年計劃」)，若干董事根據該計劃擁有可以現金認購M&C股份之未行使購股權如下：

董事姓名	部份*	授出日期	未行使M&C購股權數目	每股M&C股份之行使價	行使期
楊為榮	II	二零零五年三月二十四日	10,581	3.9842英鎊	二零零八年三月二十四日至二零一五年三月二十三日
王鴻仁	II	二零零三年三月十日	32,248	1.9350英鎊	二零零七年三月十日至二零一三年三月九日
	II	二零零三年三月十日	91,783	1.9350英鎊	二零零八年三月十日至二零一三年三月九日
	II	二零零四年三月十六日	44,999	2.9167英鎊	二零零七年三月十六日至二零一四年三月十五日
	II	二零零五年三月二十四日	75,297	3.9842英鎊	二零零八年三月二十四日至二零一五年三月二十三日

*附註： 2003年計劃有兩個部分。I部分旨在獲得英國稅務局批准，並已於二零零二年七月十九日根據一九八八年收入及公司稅務法(Income and Corporation Taxes Act 1988)附表9之規定獲得批准。II部分乃專為英國及非英國行政人員設立之未經批准行政人員購股權計劃。

(c) 根據M&C股東於二零零六年五月四日批准之Millennium & Copthorne Hotels 長期激勵計劃(「長期激勵計劃」)，若干董事獲授普通股(每股面值30便士)表現股份獎勵如下：

董事姓名	獎勵日	表現股份數目	歸屬日期
王鴻仁	二零零六年九月一日	67,834	二零零九年九月一日
	二零零七年三月二十七日	44,736	二零一零年三月二十七日
	二零零八年六月二十五日	86,455	二零一一年六月二十五日
	二零零九年三月三十日	174,165	二零一二年三月三十日
葉偉霖	二零零六年九月一日	9,622	二零零九年九月一日
	二零零七年三月二十七日	5,698	二零一零年三月二十七日
	二零零八年六月二十五日	15,877	二零一一年六月二十五日
	二零零九年三月三十日	42,322	二零一二年三月三十日

附註： 根據長期激勵計劃條款，M&C獲准向M&C或其附屬公司僱員(包括執行董事)授出表現股份獎勵及遞延紅股獎勵。

董事姓名	權益性質	優先股數目
郭令明	個人	144,445
郭令裕	個人	100,000
顏溪俊	個人	49,925
	家族	25,738

Hong Leong Investment Holdings Pte. Ltd.

董事姓名／行政總裁	權益性質	普通股數目
郭令明	個人	2,320
郭令裕	個人	1,290
郭令栢	個人	10,921
顏溪俊	家族	247
郭益智	個人	1,174

Millennium & Copthorne Hotels New Zealand Limited

董事姓名	權益性質	普通股數目
郭令明	個人	3,000,000
楊為榮	個人	500,000
王鴻仁	個人	2,000,000

附註： Millennium & Copthorne Hotels New Zealand Limited為Millennium & Copthorne Hotels plc（(「M&C」)，城市發展有限公司之附屬公司）之間接附屬公司。城市發展有限公司為本公司之控股公司。董事將Hong Leong Investment Holdings Pte. Ltd.視作本公司之最終控股公司。

A. 責任聲明

本通函載有上市規則之資料，旨在提供有關本集團之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後，確認就彼等所知及所信，本通函所載之資料並無遺漏任何其他事實，致令本通函任何內容產生誤導。

B. 權益披露

(a) 於最後實際可行日期，本公司董事及行政總裁於本公司或其任何相聯法團(定義見證券及期貨條例第XV部)之股份及相關股份中擁有須記入根據證券及期貨條例第352條本公司須保存之登記冊內或須根據上市公司董事進行證券交易之標準守則(「標準守則」)另行通知本公司及聯交所之權益如下：

本公司

董事姓名	權益性質	每股面值1.00港元之普通股數目
郭令明	個人	3,286,980
楊為榮	個人	718,000
郭令裕	個人	1,436,000
郭令栢	個人	2,082,200
顏溪俊	個人	1,041,100
葉偉霖	個人	520,550
王鴻仁	個人	1,513,112
陳智思	個人	53,850

城市發展有限公司

董事姓名	權益性質	普通股數目
郭令明	個人	397,226
郭令裕	個人	65,461
郭令栢	個人	43,758
顏溪俊	個人	100,000
	家族	25,000
王鴻仁	家族	4,950

A. 本集團的債務

於二零零九年二月二十八日(即就本節所載資料而言之最後實際可行日期)，本集團並無任何未償還債務證券(不論已發行及在外流通、獲批准或以其他方式設立但未發行)、定期貸款(不論有擔保、無擔保、有抵押(不論抵押品由本集團或第三方提供)或無抵押)、其他借貸或屬借貸性質之債務，包括銀行透支及承兑負債(一般貿易票據除外)或承兑信貸或租購承擔(不論有擔保、無擔保、有抵押或無抵押借貸或債務、按揭、押記、擔保或其他重大或然負債)。

B. 營運資金

董事經考慮本集團可動用的財務資源及銀行融資以及內部資金後認為本集團將擁有足夠的營運資金以應付其現時即本通函日期起計至少未來十二個月期間的需要。

G. 其他資料

閣下亦敬請留意本通函附錄所載之其他資料。

此致

列位股東　台照

代表董事會
主席兼董事總經理
郭令明
謹啟

二零零九年四月六日

加坡元(約1,010,000港元)及(ii)本集團於MindChamps JVC之50%權益於二零零八年十二月三十一日之零賬面淨值(載於其經審核財務報表),已就本集團應佔MindChamps JVC集團於二零零九年一月一日起至完成日期止期間之經營虧損(約250,000新加坡元(約1,270,000港元)作出調整。本集團將於賣方收到部分遞延代價時錄得額外收益。因此,倘本集團收到遞延代價之全數金額,則出售銷售股份之預期總收益將為3,550,000新加坡元(約18,010,000港元)。本集團收取之所得款項淨額擬用作營運資金。

E. 本集團之財務及貿易前景

於完成後,本集團不再從事於教育業務。鑑於業務情況於二零零九年仍將險峻,董事會已採取極審慎之業務策略,並決定專注發展其核心所在之酒店業相關業務及房地產投資。

隨著美國經濟持續疲弱,預期酒店業之業務基礎於二零零九年仍舊不理想。管理層將以成本節約法管理其美國現有業務。

本集團擁有40%權益,成立以發展及擁有一批「廉價」之Tune品牌酒店之聯營公司Tune Hospitality Investments FZCO(「Tune Hospitality」),已收購之地塊共八個;五個位於馬來西亞,三個位於印尼。當中兩個於印尼巴里地塊已動工建設,預期於二零零九年底竣工。Tune Hospitality之管理層相信, 巴里之客房需求維持穩健,兩個項目可按計劃進行。然而,由於目前經濟衰退對消費者需求造成了潛在不利影響,Tune Hospitality認為延遲開發餘下地塊屬審慎之舉。Tune Hospitality已採取措施以盡量降低持有成本,同時密切注視經濟對消費者需求之影響。為進一步審慎起見,Tune Hospitality之管理層現正為該等地塊尋找其他選擇方案,包括撤回投資以減輕其整體資本投資。

本集團將繼續持有若干買賣證券,其現金儲備存於一籃子貨幣中,並會不時因應本集團之買賣證券公平值重新調整所產生之未變現盈虧及重估外幣現金存款所產生之未變現匯兑盈虧而持續作出調整。

基於全球經濟衰退持續,加上信貸環境收緊,市場或會出現估值具吸引力之投資良機。本集團仍有充足現金儲備把握當前環境可能產生之任何價格變位情況。

F. 推薦建議

董事會認為,MindChamps出售協議之條款對股東而言乃屬公平合理,且符合股東之整體利益。

於酒店相關服務及其他更具吸引力之投資。由於經濟環境嚴峻，董事相信，本集團參與其可施加更大管理控制權之投資以便可更快地應對經營環境轉變，實屬審慎之舉。董事亦預期經濟嚴重下滑將產生出具有吸引力估值之投資機會。撤出其於MindChamps JVC之股權投資將會令本集團集中精力及資源發掘可提供更高回報之投資機會(如有)。

董事相信，MindChamps出售協議之條款乃屬正常商業條款，屬公平合理，亦符合本公司及股東之整體利益。

C. 上市規則之涵義

根據上市規則第14.06(3)條，MindChamps出售協議構成本公司之重大交易，原因是其收益比率超過25%但低於75%。

城市發展有限公司現時透過其有關全資附屬公司持有本公司全部已發行股份約52.52%。由於城市發展有限公司及其附屬公司及聯繫人概無於MindChamps出售協議中擁有任何重大權益(任何其他一般擁有之方式除外)，故根據上市規則，有關城市發展有限公司之附屬公司獲准於本公司或會就考慮及批准MindChamps出售協議而舉行之股東大會上投票。買方已確認，其及其聯繫人概無擁有任何股份權益，而據董事於作出一切合理查詢後所知、所悉及所信，概無股東或彼等各自之任何聯繫人於MindChamps出售協議中擁有任何重大權益。因此，倘本公司將就批准MindChamps出售協議而舉行股東大會，概無股東須根據上市規則放棄投票。由於根據上市規則第14.45條，有關城市發展有限公司之附屬公司持有52.52%已發行股份屬一批有密切聯繫之股東，故彼等已發出書面確認書批准MindChamps出售協議。由於根據上市規則第14.44條，該股東書面批准可接納以代替舉行本公司臨時股東大會，故本公司將不會舉行臨時股東大會以批准MindChamps出售協議。

D. 財務影響

於完成後，MindChamps JVC集團之財務業績將不再於本集團之財務報表中綜合入賬。本集團之資產及負債將由於MindChamps JVC集團之財務報表並無綜合入賬而因此有所減少。

於完成日期，本集團出售銷售股份所產生之淨收益約為800,000新加坡元(約4,060,000港元)，惟須待落實MindChamps JVC集團於二零零九年一月一日起至完成日期止期間之財務報表。收益指以下兩者之差額(i)於完成日期收取之初始代價減開支，估計約為200,000新

根據MindChamps JVC集團於二零零八年十二月三十一日之經審核財務報表，MindChamps JVC集團之資產淨值約為8,000,000新加坡元(約40,580,000港元)。下表概述MindChamps JVC集團於以下會計期間之經審核經營業績：

	截至二零零八年十二月三十一日止年度	由二零零七年五月二十二日(註冊成立日期)起至二零零七年十二月三十一日止期間
	千新加坡元	千新加坡元
營業額	17,056	8,752
除税前溢利／(虧損)	(7,919)	718
除税及非經常性項目後溢利／(虧損)	(8,022)	1,085

MindChamps JVC集團截至二零零八年十二月三十一日止年度之除税及非經常性項目後虧損主要由於經營虧損約1,800,000新加坡元(約9,130,000港元)及知識產權估值之一次性非現金減值約6,100,000新加坡元(約30,940,000港元)。

鑒於MindChamps JVC集團於二零零八年之虧損及宏觀經濟環境不明朗，董事已採納一套以保守假設制定之方法，為MindChamps JVC之知識產權進行估值，導致本集團於二零零八年十二月三十一日錄得其於MindChamps JVC之權益之零賬面淨值。誠如本公司近期於二零零九年二月二十三日刊發之截至二零零八年十二月三十一日止財政年度之業績公佈由於低估MindChamps JVC之知識產權，本集團於截至二零零八年十二月三十一日止年度錄減值虧損總額37,300,000港元。

B. 訂立MINDCHAMPS出售協議之原因及裨益

本集團之主要業務包括投資控股及提供酒店相關服務。

銷售股份於二零零七年由本集團以7,500,000新加坡元(於當時約38,500,000港元)收購。儘管代價僅約原收購價之一半，但原本投資當時之增長預測現已更改，原因為MindChamps JVC之業務受目前經濟衰退令消費開支減少影響。董事認為，以代價出售本集團於MindChamps JVC之50%股權在MindChamps JVC集團於二零零八年錄得虧損及不明朗宏觀經濟情況下，符合本公司及股東之整體利益。董事認為出售將會令本集團及其管理層專注

期第二周年屆滿前任何時間出售於MindChamps JVC之任何權益、開始清盤或有關MindChamps JVC集團或買方本身之無力償債訴訟、為減少或終止支付其債項而與MindChamps JVC集團債權人或買方訂立之任何協議及違反MindChamps出售協議內之擔保、聲明及承諾），於悉數支付遞延代價前發生任何該等事件，均構成買方之違約。倘發生該等違約事件，則賣方有權宣佈尚未償還遞延代價將即時到期並須予以支付，且如有關金額並未於三個營業日內支付，則賣方可強制執行買方提供之股份質押。

代價乃由訂約方經公平磋商後釐定。本公司同意主要參考MindChamps JVC集團於二零零八年十二月三十一日之經審核資產淨值並計及若干調整因素，包括(a)本集團於MindChamps JVC之投資之非流動性，原因是股權包括私人無報價股份及(b)銷售股份賦予之非大多數(即50%)控制權之現有折讓。

4. 完成

完成須待按照上市規則獲得股東批准MindChamps出售協議項下擬進行之交易後，方可作實。此項條件已通過有關城市發展有限公司之附屬公司(持有本公司全部已發行股本約52.52%)發出書面批准之方式達成。完成已於二零零九年三月二十三日進行。

銷售股份指本公司於MindChamps JVC之全部間接股權，而本集團於完成後已不再擁有任何該等股權。

5. 有關MindChamps JVC及其主要業務之資料

MindChamps JVC集團主要從事為由學前至大學程度之兒童及年輕人提供「如何學習」課程，包括專門加速學習及記憶法之課程。

A. MINDCHAMPS出售協議

MindChamps出售協議之重大條款概述如下：

1. **日期**

二零零九年三月十三日

2. **訂約方**

賣方： CES Education Holdings Pte. Ltd.，其為一間於新加坡註冊成立之有限公司及由本公司全資擁有；

買方： Champion Minds Pte. Limited，其為一間於新加坡註冊成立之有限公司；及

負責人： 買方之負責人David Chiem Phu An先生及Catherine Du女士。負責人連同買方提供以賣方為受益人之擔保及契諾。

於完成前，買方之主要業務為持有MindChamps JVC之50%股權，而負責人共同為買方之大多數實益擁有人。據董事於作出一切合理查詢後所知、所悉及所信，買方及其最終實益擁有人(包括負責人)為獨立第三方。

3. **已出售之資產及代價**

賣方已以代價3,500,000新加坡元(約17,750,000港元)出售其於MindChamps JVC之50%股權。代價將按以下方式以現金支付：

(a) 750,000新加坡元(約3,800,000港元)於完成日期支付；

(b) 250,000新加坡元(約1,270,000港元)，按五個月每月相同金額50,000新加坡元(約250,000港元)分期支付，每筆款項須於各月之最後營業日或之前支付，而首筆付款於緊隨完成日期後之月份支付；及

(c) 餘下2,500,000新加坡元(約12,680,000港元)於MindChamps出售協議日期滿兩週年之日支付。

作為適當及準時地支付遞延代價之擔保，買方於完成時以賣方為受益人質押其於MindChamps JVC之100%股權。MindChamps出售協議規定了若干事件(包括於完成日

City e-Solutions Limited

(於開曼群島註冊成立之有限公司)

(股份代號：557)

董事：
郭令明先生(主席兼董事總經理)
楊為榮先生
郭令裕先生
郭令栢先生
顏溪俊先生
王鴻仁先生*
陳智思先生*
葉偉霖先生

獨立董事：
羅嘉瑞醫生*
李積善先生*
張德麒先生*

*非執行董事

主要辦事處：
香港
灣仔
港灣道23號
鷹君中心
28樓2803室

註冊辦事處：
Maples and Calder
Ugland House
South Church Street
P.O. Box 309 GT
Grand Cayman
Cayman Islands
British West Indies

敬啟者：

重大交易
出售於MINDCHAMPS HOLDINGS PTE. LIMITED之50%股權

本公司於二零零九年三月十六日公佈中宣佈，於二零零九年三月十三日，本公司之全資附屬公司訂立MindChamps出售協議，以向其他50%股東出售其於MindChamps JVC之50%股權，總現金代價為3,500,000新加坡元(約17,750,000港元)。

本通函旨在向 閣下提供有關MindChamps出售協議之進一步資料以及上市規則下所規定之其他資料。

「上市規則」	指	聯交所證券上市規則
「MindChamps出售協議」	指	賣方與買方及負責人於二零零九年三月十三日就出售銷售股份訂立之股份出售協議
「MindChamps JVC」	指	MindChamps Holdings Pte. Limited，一間於二零零七年五月二十二日於新加坡註冊成立之有限公司，其全部已發行股份於完成前乃由賣方及買方各擁有50%
「MindChamps JVC集團」	指	MindChamps JVC及其附屬公司及聯營公司
「負責人」	指	買方之負責人David Chiem Phu An及Catherine Du
「買方」	指	Champion Minds Pte. Limited，一間於新加坡註冊成立之公司，其於完成前持有MindChamps JVC全部已發行股本50%
「有關城市發展有限公司之附屬公司」	指	城市發展有限公司之全資附屬公司，該等公司合共於本公司已發行股本中持有52.52%股權
「新加坡元」	指	新加坡法定貨幣新加坡元
「銷售股份」	指	7,500,000股普通股，佔MindChamps JVC全部已發行股本50%，於完成前由賣方持有
「賣方」	指	CES Education Holdings Pte. Ltd.，其為一間於新加坡註冊成立之公司及本公司之全資附屬公司
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股份」	指	本公司股本中每股面值1.00港元之普通股
「股東」	指	已發行股份持有人
「新加坡」	指	新加坡共和國
「聯交所」	指	香港聯合交易所有限公司

就本通函而言，新加坡元與港元乃按1.00新加坡元=5.07225港元之概約匯率換算。

於本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「聯繫人」	指	具有上市規則賦予該詞之涵義
「董事會」	指	董事會
「城市發展有限公司」	指	城市發展有限公司，一間於新加坡註冊成立之公司，其股份於新加坡證券交易所有限公司上市。城市發展有限公司現時透過其全資附屬公司持有本公司已發行股份約52.52%
「本公司」	指	City e-Solutions Limited，一間於開曼群島註冊成立之公司，其股份在聯交所上市
「完成」	指	根據MindChamps出售協議買賣銷售股份之完成
「完成日期」	指	二零零九年三月二十三日，完成日期
「關連人士」	指	具有上市規則賦予該詞之涵義
「代價」	指	3,500,000新加坡元(約17,750,000港元)之款項
「遞延代價」	指	為數2,750,000新加坡元(約13,950,000港元)之代價，將於MindChamps出售協議日期起計兩年內以現金分期支付
「董事」	指	本公司董事
「本集團」	指	本公司及其附屬公司
「港元」	指	香港法定貨幣港元
「獨立第三方」	指	連同其最終實益擁有人並非為(據董事於作出一切合理查詢後所知、所悉及所信)本公司關連人士且亦獨立於本公司及其關連人士之人士
「初始代價」	指	為數750,000新加坡元(約3,800,000港元)之代價，已於完成日期以現金支付
「最後實際可行日期」	指	二零零九年四月二日，即本通函付印前為確定其所載若干資料之最後實際可行日期

目　錄

	頁次
釋義	1
董事會函件	3
附錄一 － 本集團財務資料	10
附錄二 － 一般資料	11

此乃要件　請即處理

閣下如對本通函各方面或對應採取之行動有任何疑問，應諮詢持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓名下所有City e-Solutions Limited之股份，應立即將本通函送交買主或承讓人或經手買賣或轉讓之銀行、持牌證券交易商或其他代理商，以便轉交買主或承讓人。

ces.

City e-Solutions Limited

(於開曼群島註冊成立之有限公司)

(股份代號：557)

重大交易
出售於 MINDCHAMPS HOLDINGS PTE. LIMITED 之 50% 股權

City e-Solutions Limited之董事會函件載於本通函第3頁至第9頁。

二零零九年四月六日